UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
____________________________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2014

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
December 31, 2014 and 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By: /s/ Peter M. Wilver
Peter M. Wilver
Senior Vice President, Chief Financial Officer and
Member of the Pension Committee

Date: June 17, 2015

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2014 and 2013

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	14

*
Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Administrator of Thermo Fisher Scientific Inc. 401(k) Retirement Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2014 and December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 17, 2015

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

(In thousands)	2014	2013

Assets
Investments, at fair value	$2,240,847	$2,107,446

Receivables
Employer contributions	3,823	3,667
Participant contributions	3,152	3,331
Notes receivable from participants	35,751	34,528

	42,726	41,526

Net assets reflecting investments at fair value	2,283,573	2,148,972

Adjustment from fair value to contract value for collective trust
investments in fully benefit-responsive investment contracts	(2,370)	(2,295)

Net assets available for benefits	$2,281,203	$2,146,677

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

(In thousands)	2014

Additions
Investment income
Dividends and interest income	$13,453
Net appreciation in fair value of investments	125,317

Total investment gain, net	138,770

Interest income on notes receivable from participants	1,480

Contributions
Employer	66,927
Participants	98,006
Participant rollover	13,536

Total contributions	178,469

Total additions, net	318,719

Deductions
Benefits paid to participants	183,818
Administrative expenses	375

Total deductions	184,193

Net increase in net assets available for benefits	134,526

Net Assets Available for Benefits
Beginning of year	2,146,677

End of year	$2,281,203

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

Note 1. Plan Description

    The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan for the benefit of certain employees of Thermo Fisher Scientific Inc. (the “Plan Sponsor” or the “Company”). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

    U.S. employees (as defined by the Plan) of the Company and its participating subsidiaries are generally eligible to participate in the Plan and receive Company matching contributions upon their date of hire (or rehire). Participants of certain unions may be eligible to participate in the Plan upon their date of hire (or rehire) but are not eligible for an allocation of Company contributions until the completion of one year of service.

Contributions

    Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans (“Participant Rollovers”). The Company’s non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options including investment funds and the Company’s common stock. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis or weekly for those employees on a weekly payroll.

    The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated asset allocation trust fund until changed by the participant.

Participant Accounts

    Each participant’s account is credited with the participant’s contributions, the Company matching contributions, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Administrative Expenses

    The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan which are not included in the Statement of Changes in Net Assets Available for Benefits. Expenses reported in the Statement of Changes in Net Assets Available for Benefits include both administrative fees for loan transactions, which are paid by the participants, and the fees paid from the administrative budget account as described below.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

Administrative Budget Account

    T. Rowe Price earns a set fee for recordkeeping services. Prior to January 2013, if the Plan’s share of investment expenses incurred by the mutual plan funds and other investments held by the Plan exceeded this fee amount, the excess was deposited by T. Rowe Price into a separate account which could be used to pay other Plan expenses, such as audit and investment consultation fees. In January 2013, the Plan’s share of investment expenses was reduced to match the fee for recordkeeping services. The remaining balance of the account is held in the T. Rowe Price Summit Cash Reserves Fund. Plan expenses of $289,000 were paid from this account during 2014. At December 31, 2014 and 2013, there was $1,007,000 and $1,296,000, respectively, in this account available to pay Plan expenses.

Vesting

    Participants are immediately vested in their contributions from rollovers of previous employers’ eligible qualified plans, voluntary contributions and any income or losses on those balances. Participants hired before January 1, 2014, are also immediately vested in the Company’s matching contributions plus actual income or losses on those balances. Participants hired on or after January 1, 2014, become 100% vested in the Company’s matching contributions, plus any income or losses on those balances, after two years of service.

Notes Receivable from Participants

    Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant’s account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rates on existing loans range from 3.75% to 11.50% at December 31, 2014 and 2013. Principal and interest are repaid through payroll deductions for current employees.

Benefit Payments and Plan Withdrawals

    Upon termination of service, a participant (or beneficiary) may elect to receive the participant’s account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

    Forfeitures can be used to reduce future employer contributions. In 2014, $148,000 was paid from the Plan’s forfeiture accounts to fund company matching contributions. Changes in accumulated forfeitures include amounts transferred into the Plan with plan mergers and investment gains and losses on the forfeiture accounts. At December 31, 2014 and 2013, there was $31,000 and $147,000, respectively, in accumulated forfeitures available to reduce future employer contributions.

Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

Use of Estimates

    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

    Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan’s interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company’s common stock is valued based on quoted market prices. Refer to Note 5 for more information on valuation of the Plan’s investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in certain collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants

    Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

    The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

Recent Accounting Pronouncements

    In May 2015, the FASB issued new guidance that removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share. This guidance is effective for the Plan in 2017. Adoption of this guidance, which is related to disclosure only, will not impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

Subsequent Events

    The Plan has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.

    The Company acquired Life Technologies Corporation in February 2014. Effective January 1, 2015, the Life Technologies Corporation 401(k) Savings and Investment Plan (the “Life Technologies Plan”) was merged into the Plan.  The assets of the Life Technologies Plan were held by the trustee, The Bank of New York Mellon, on December 31, 2014 and were transferred into the Plan in January 2015. The aggregate value of the assets transferred was $926,067,000.

Note 3. Tax Status

    The Plan has received a favorable determination letter dated July 6, 2012, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan’s tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

    Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

Note 4. Investments

Investments of the Plan's net assets are as follows:

	December 31,
(In thousands, except shares)	2014	2013

Cash	$60	$58

Mutual Funds - Equity
Dodge & Cox Stock Fund (1)	117,113	105,596
Dodge & Cox International Stock Fund	96,819	98,338
Vanguard Mid Capitalization Index Fund, Instl.	102,531	88,848

Mutual Funds - Fixed Income
PIMCO Total Return Fund	57,914	54,602
T. Rowe Price Summit Cash Reserves Fund	1,007	1,296

Common Collective Trusts - Asset Allocation
Retirement 2020 Active Trust D (1)	279,570	—
Retirement 2025 Active Trust D (1)	276,483	—
Retirement 2030 Active Trust D (1)	244,611	—
Retirement 2035 Active Trust D (1)	173,341	—
Retirement 2015 Active Trust D (1)	134,557	—
Retirement 2040 Active Trust D (1)	131,518	—
Retirement 2045 Active Trust D	73,209	—
Retirement 2010 Active Trust D	51,371	—
Retirement 2050 Active Trust D	37,007	—
Retirement Income Active Trust D	15,338	—
Retirement 2005 Active Trust D	15,142	—
Retirement 2055 Active Trust D	12,024	—
Retirement 2060 Active Trust D	1	—
Retirement 2020 Active Trust B (2)	—	264,903
Retirement 2025 Active Trust B (2)	—	263,356
Retirement 2030 Active Trust B (2)	—	227,843
Retirement 2035 Active Trust B (2)	—	156,716
Retirement 2015 Active Trust B (2)	—	144,954
Retirement 2040 Active Trust B (2)	—	119,366
Retirement 2045 Active Trust B	—	64,003
Retirement 2010 Active Trust B	—	57,867
Retirement 2050 Active Trust B	—	29,744
Retirement Income Active Trust B	—	16,917
Retirement 2005 Active Trust B	—	15,116
Retirement 2055 Active Trust B	—	9,050

Common Collective Trusts - Guaranteed Investment Contract
T. Rowe Price Stable Value Fund (1)(2)	163,538	164,273

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

	December 31,
(In thousands, except shares)	2014	2013

Common Collective Trusts - Equity
SSGA S&P 500 Index Fund Class C	80,867	64,448
Jennison Institutional U.S. Small-Cap Equity Fund	55,209	51,897
T. Rowe Price Growth Stock Trust Class A	52,329	46,701

Common Stock
Thermo Fisher Scientific Inc., 553,018 and 552,799 shares, respectively	69,288	61,554

Total Investments, at Fair Value	$2,240,847	$2,107,446

(1) Investment represents five percent or more of the Plan's net assets at December 31, 2014.
(2) Investment represents five percent or more of the Plan's net assets at December 31, 2013.

During 2014, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

Year Ended
December 31,
(In thousands)	2014

Mutual Funds	$16,384
Common Collective Trusts	101,287
Common Stock	7,646

Net Increase in Fair Value	$125,317

Dividends and interest income consisted of the following for the year ended December 31, 2014:

Year Ended
December 31,
(In thousands)	2014

Mutual Funds	$9,655
Common Collective Trusts	3,464
Common Stock	334

Dividend and Interest Income	$13,453

Note 5. Fair Value Measurements
The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.
Level 3: Inputs are unobservable data points that are not corroborated by market data.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2014:

	December 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	2014	(Level 1)	(Level 2)	(Level 3)

Assets
Cash	$60	$60	$—	$—
Asset allocation trust funds	1,444,172	—	1,444,172	—
Equity funds	504,868	316,463	188,405	—
Guaranteed investment contract funds	163,538	—	163,538	—
Fixed income funds	58,921	58,921	—	—
Common stock	69,288	69,288	—	—

Total assets at fair value	$2,240,847	$444,732	$1,796,115	$—

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2013:

	December 31,	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	2013	(Level 1)	(Level 2)	(Level 3)

Assets
Cash	$58	$58	$—	$—
Asset allocation trust funds	1,369,835	—	1,369,835	—
Equity funds	455,828	292,782	163,046	—
Guaranteed investment contract funds	164,273	—	164,273	—
Fixed income funds	55,898	55,898	—	—
Common stock	61,554	61,554	—	—

Total assets at fair value	$2,107,446	$410,292	$1,697,154	$—

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

    The table below presents the fair value measurements of Plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These Plan assets are all classified as Level 2 according to the fair value hierarchy:

	Fair Value as of
	December 31,		Unfunded	Redemption
(In thousands)	2014	2013	Commitments	Frequency	Redemption Notice Period

Asset Category

Asset allocation funds	$1,444,172	$1,369,835	$—	Daily	Daily for participant withdrawals 0-90 days for Plan withdrawals

Equity funds	188,405	163,046	—	Daily	Daily for participant withdrawals 0-90 days for Plan withdrawals

Guaranteed investment contract funds	163,538	164,273	—	Daily	Daily for participant withdrawals 12-30 months for Plan withdrawals

	$1,796,115	$1,697,154	$—

There were no transfers between Level 1 and Level 2 fair value measurements during 2014 or 2013.

Note 6. Related-party Transactions

    Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividends and interest earned of $3,464,000, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $1,480,000 in 2014.

    The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2014 and 2013, the Plan purchased shares of Company common stock on the open market having a value of $9,534,000 and $8,702,000, respectively. In 2014 and 2013, the Plan sold shares of Company common stock on the open market having a value of $9,477,000 and $9,579,000, respectively. In 2014 and 2013, the Plan received cash dividends of $334,000 and $338,000, respectively on shares of Company common stock held.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2014

Note 7. Plan Termination

    Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
(In thousands)	2014	2013

Net assets available for plan benefits per the financial statements	$2,281,203	$2,146,677

Adjustment from contract value to fair value for collective trust investments in fully benefit-responsive investment contracts	2,370	2,295

Net assets available for plan benefits per the Form 5500	$2,283,573	$2,148,972

The following is a reconciliation of the changes in net assets available for plan benefits per the financial statements to the Form 5500:

Year Ended
December 31,
(In thousands)	2014

Net increase in assets available for plan benefits per the financial statements	$134,526

Adjustment from contract value to fair value for collective trust investments in fully benefit-responsive investment contracts - prior year	(2,295)
Adjustment from contract value to fair value for collective trust investments in fully benefit-responsive investment contracts - current year	2,370

Net increase in assets available for plan benefits per the Form 5500	$134,601

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014 Supplemental Schedule

Identity of Issue/Borrower,	Description of investments including maturity date,		Current Value
Lessor or Similar Party	rate of interest, collateral, par or maturity value	Cost	(In thousands)

Cash			$60

Mutual Funds
Dodge & Cox	Dodge & Cox Stock Fund	(2)	117,113
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	96,819
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	102,531
PIMCO	PIMCO Total Return Fund	(2)	57,914
T. Rowe Price	T. Rowe Price Summit Cash Reserves Fund (1)	$ 1,007	1,007
Total mutual funds			375,384

Common Collective Trusts
T. Rowe Price	Retirement 2020 Active Trust D (1)	(2)	279,570
T. Rowe Price	Retirement 2025 Active Trust D (1)	(2)	276,483
T. Rowe Price	Retirement 2030 Active Trust D (1)	(2)	244,611
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	163,538
T. Rowe Price	Retirement 2035 Active Trust D (1)	(2)	173,341
T. Rowe Price	Retirement 2015 Active Trust D (1)	(2)	134,557
T. Rowe Price	Retirement 2040 Active Trust D (1)	(2)	131,518
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	55,209
T. Rowe Price	Retirement 2045 Active Trust D (1)	(2)	73,209
T. Rowe Price	Retirement 2010 Active Trust D (1)	(2)	51,371
State Street Global Advisors	SSGA S&P 500 Index Fund Class C	(2)	80,867
T. Rowe Price	T. Rowe Price Growth Stock Trust Class A (1)	(2)	52,329
T. Rowe Price	Retirement 2050 Active Trust D (1)	(2)	37,007
T. Rowe Price	Retirement Income Active Trust D (1)	(2)	15,338
T. Rowe Price	Retirement 2005 Active Trust D (1)	(2)	15,142
T. Rowe Price	Retirement 2055 Active Trust D (1)	(2)	12,024
T. Rowe Price	Retirement 2060 Active Trust D (1)	(2)	1
Total common collective trusts			1,796,115

Common Stock
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	69,288

Participant Loans	Participant Loans (for a term not exceeding 30 years
	at interest rates ranging from 3.75% to 11.50%) (1)	(2)	35,751

Total			$2,276,598

(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2014 Supplemental Schedule

Total that Constitute Non-exempt Prohibited Transactions
Participant				Total Fully
Contributions	Contributions	Contributions	Contributions	Corrected Under
Transferred	Not	Corrected	Pending Correction	VFCP and PTE
Late to Plan*	Corrected	Outside VFCP	in VFCP	2002-51

$8,262	$—	$8,262	Not applicable	Not applicable

*
The failure to remit participant contributions for the 2014 plan year as reported in Schedule H of Form 5500 involved one payroll on March 3, 2014. The delinquent contribution was fully corrected on April 23, 2014 with a contribution of $8,262.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Exhibit Index
December 31, 2014 and 2013

Exhibit
Number	Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm